

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

Essex Announces First Close on Sale of Fund I

Includes Seven Apartment Communities Aggregating 1,777 Units

Palo Alto, California—September 30, 2004—Essex Property Trust, Inc., (NYSE:ESS) a real estate investment trust (REIT) with apartment communities located in targeted West Coast markets, announced today that the Essex Apartment Value Fund ("Fund I") (An affiliate of Essex Property Trust which is a 1% general partner and 20.4% limited partner in Fund I) has sold seven of its multifamily communities, aggregating 1,777 apartment units for a contract price of approximately $264 million. This transaction is part of the sale of sixteen apartment communities, totaling 4, 646 units, that are under contract to be sold to United Dominion Realty Trust, Inc. for a total contract price of $756 million, as further described in Essex's press release dated September 7, 2004.

The table below lists the Fund I assets that have been sold:

Region	Property Name	Location	Units
Southern California			
	Huntington Villas	Huntington Beach, CA	400
	Rosebeach	La Mirada, CA	174
	Foxborough (Woodland)	Orange, CA	90
	The Crest	Pomona, CA	501
	Vista del Rey (El Encanto)	Tustin, CA	116
Portland	Andover Park	Beaverton, OR	240
	Hunt Club	Lake Oswego, OR	256
		Total	1,777

Seven of the nine remaining properties to be sold to UDR are expected to close later this year, and the remaining two properties are anticipated to close in 2005.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 118 multifamily properties (25,020 units), and has 826 units in various stages of development.

This press release will be filed electronically on Form 8-K with the Securities and Exchange Commission and can be accessed on the Company's Web site at www.essexpropertytrust.com.

If you are unable to obtain the information via the Web, please contact the Company's Investor Relations at (650) 494-3700.

Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

Forward looking statement – The statements which are not historical facts contained in this release such as the Company's beliefs and expectations regarding the anticipated closing dates of the Fund I properties to be sold to UDR, are forward looking statements that involve risks and uncertainties, which could cause actual results to be different than such forward looking statements including, but not limited to, unexpected difficulties and unexpected contractual issues in completing the sale of the remaining Fund I properties, and other risks detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements are made as of today, and the Company assumes no obligation to update this information. For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including our most recent Report on Form 10-Q for the period ending, June 30, 2004 and Form 10-K for the year ended December 31, 2003.

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